

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2023

Todd Davis
President and Chief Executive Officer
Endexx Corporation
38246 North Hazelwood Circle
Cave Creek, AZ 85331

> **Re: Endexx Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2022**
> **Filed January 13, 2023**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2022**
> **Filed June 9, 2023**
> **File No. 000-30233**

Dear Todd Davis:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2022

Item 8. Financial Statements and Supplementary Data, page 32

1. Your financial statements for the fiscal year ended September 30, 2022 appear to be materially inconsistent with your previously issued financial statements for the same period. Please clearly identify these financial statements as "restated" and provide appropriate disclosures required by ASC 250-10-50-7.   In addition, please file an Item 4.02 Form 8-K for non-reliance on your previously issued financial statements.

Report of Independent Registered Public Accounting Firm, page F-1

2. Please have your auditor revise their audit report to include an explanatory paragraph stating that the previously issued financial statements have been restated for the correction of a misstatement and make reference to the disclosure of the correction of the

misstatement in the footnotes to the financial statements. Refer to paragraphs .9 and .16-.17 of AS 2820 and paragraph .18 of AS 3101.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at 202-551-3659 or Suying Li at 202-551-3335 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services